# ASIARIM CORPORATION

June 10, 2011

Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Attn: Mr. Larry Spirgel
Assistant Director

Dear Mr. Spirgel,

**Re: Asiarim Corporation (the "Company" or "Asiarim")**
**Form 10-K/A for the Fiscal Year Ended September 30, 2010, Filed May 20, 2011, as amended**
**File No. 333-147187**

We refer to your letter dated June 1, 2011. We hereby submit our replies below utilizing the same number reference.

**Comment 1**

Please refer to page F-9 of Amendment no. 2 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

**Comment 2**

Please refer to page F-9 of Amendment no. 2 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

**Comment 3**

We have recognized goodwill in connection with the issuance of shares to Ascenda as per the definition of "Business" per the Paragraphs A4-A9 of Statement 141(R) as an implementation guidance note. As per the guideline, "A business consists of *inputs* and *processes* applied to those inputs that have the ability to create outputs. Although business usually have outputs, outputs are not required for an integrated set to qualify as a business".

Per the guideline, *Input* is defined as "Any economic resource that creates, or has the ability to create, outputs when one or more process are applied to it. Examples include long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, and employees." In the case of Ascenda, the inputs they contribute are their network of sourcing factories, and employees in the consumer electronics markets. They have brought experienced industry executives in China, Taiwan and USA to work for the JV company on souring and distribution of our produts.

Per the guideline, *Process* is defined as "Any system, standard, protocol convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs." In the case of Ascenda, they have already a standard process in sourcing from factories. This includes initiating design of the products, preparing first samples from factories for product approval, price and factory comparison and product analysis, shipping and distribution channels, distributors networks, product return and warranty process.

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong
Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

# ASIARIM CORPORATION

Finally per A5 in the guidelines, "To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements – inputs and processes applied to those inputs, which together are or will be used to create outputs." For Ascenda, their input is network of sourcing partners, distribution networks and experienced industry executives applied to the process of the methodology of working with i) the factories, ii) design houses for product design and approvals, iii) network of distributors, and iv) product return and warranty process. Therefore per the definition of Input and Process, Ascenda fulfills the criteria of bringing an integrated set of activities and assets that is capable of being conducted for the purpose of producing an output i.e. our computer products at the most efficient method and pricing.

For and on behalf of
**Asiarim Corporation**

/s/ Ben van Wijhe

Ben van Wijhe
President

c.c. Ms. Kenya Gumbs, Staff Accountant
Mr. Carlos Pacho, Staff Accountant Branch Chief

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong
Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

Excerpts of the two relevant policies with red line changes.


## ~~Intangible Assets~~Goodwill

We account for goodwill in accordance with the provisions of FASB ASC 350 "Intangible – Goodwill and Other". The Company evaluates ~~intangible assets~~goodwill for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may ~~not be recoverable from its estimated future cash flows~~be impaired. The first step fo the goodwill impairment evaluation is to compare the fair value of our reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares the implied fair value of our reporting unit goodwill with the carrying amount of that goodwill.

~~Recoverability of intangible assets and goodwill is measured by comparing their net book value to the cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.~~

## Indefinite~~Long~~-Lived Assets

The Company's indefinite ~~long~~-lived asset consists of an intangible asset with an indefinite useful life which is the brand trademark. At September 30, 2010, the Company had approximately $2,658,254 of trademark, accounting for approximately 53% of the Company's total assets. According to ASC 350-30-35-18, the subsequent measurement of an intangible asset with an indefinite useful life which is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The assets shall be combined in a single unit in test for impairment until its useful life is determined to be no longer indefinite. The Company reviews its indefinite useful life intangible assets for impairment annually to determine whether events and circumstances continue to support the indefinite useful life and the fair value with its carrying amount. If and when an intangible asset is determined to no longer have an indefinite useful life, the asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. The impairment test consists of a comparison of the fair value of the intangible assets with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Clean copy without the red line

**Goodwill**

We account for goodwill in accordance with the provisions of FASB ASC 350 "Intangible – Goodwill and Other". The Company evaluates goodwill for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may be impaired. The first step of the goodwill impairment evaluation is to compare the fair value of our reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares the implied fair value of our reporting unit goodwill with the carrying amount of that goodwill.

**Indefinite-Lived Assets**

The Company's indefinite -lived asset consists of an intangible asset with an indefinite useful life which is the brand trademark. At September 30, 2010, the Company had approximately $2,658,254 of trademark, accounting for approximately 53% of the Company's total assets. According to ASC 350-30-35-18, the subsequent measurement of an intangible asset with an indefinite useful life which is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The assets shall be combined in a single unit in test for impairment until its useful life is determined to be no longer indefinite. The Company reviews its indefinite useful life intangible assets for impairment annually to determine whether events and circumstances continue to support the indefinite useful life and the fair value with its carrying amount. If and when an intangible asset is determined to no longer have an indefinite useful life, the asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. The impairment test consists of a comparison of the fair value of the intangible assets with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.